File No. 70-09699

(As filed June 7, 2001)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 6 ON FORM U-1/A
APPLICATION/DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation                      Eastern Associated Securities Corp.
KeySpan Energy Corporation               Eastern Energy Systems Corp.
  non-utility subsidiary companies       Eastern Rivermoor Company, Inc.
KeySpan Electric Services LLC            Eastern Urban Services, Inc.
KeySpan Exploration & Production LLC     Mystic Steamship Corporation
KeySpan Technologies Inc.                PCC Land Company, Inc.
KeySpan MHK, Inc. and its                Philadelphia Coke Co., Inc.
  subsidiary companies                   Western Associated Energy Corp.
One MetroTech Center                     9 Riverside Road
Brooklyn, New York  11201                Weston, Massachusetts  02493
KeySpan Corporate Services LLC           Midland Enterprises Inc., and its
KeySpan Engineering and Survey, Inc.       subsidiary companies
KeySpan Utility Services LLC             300 Pike Street
Marquez Development Corp.                Cincinnati, Ohio  45202
Island Energy Services Company, Inc.     KeySpan Home Energy Services (New
LILCO Energy Systems, Inc.                 England), Inc.
175 East Old Country Road                AMR Data Corporation
Hicksville, New York  11801              62 Second Avenue
KeySpan-Ravenswood Inc.                  Burlington, Massachusetts  01803
KeySpan-Ravenswood Services Corp.        Broken Bridge Corporation
38-54 Vernon Boulevard                   EnergyNorth Realty, Inc.
Long Island City, New York  11101        1260 Elm Street
KeySpan Services Inc., and its           P.O. Box 329
        subsidiary companies             Manchester, New Hampshire  03105
Octagon 10 Office Building               ENI Mechanicals, Inc. and its
1719 Route 10, Suite 108                    subsidiary companies
Parsippany, New Jersey 07054             25 Depot Street
KeySpan Energy Trading Services LLC      Manchester, Massachusetts  03101
100 East Old Country Road
Hicksville, New York 11801
______________________________________________________________________________
                  (Name of companies filing this statement and
                    addresses of principal executive offices)

                               KeySpan Corporation
        _________________________________________________________________
        (Name of top registered holding company parent of each applicant)

                               Steven L. Zelkowitz
                    Senior Vice President and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201

                  ____________________________________________
                     (Name and address of agent for service)

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:

                             Kenneth M. Simon, Esq.
                              Laura V. Szabo, Esq.
                      Dickstein Shapiro Morin & Oshinsky LLP
                                2101 L Street, NW
                             Washington, D.C. 20037

POST-EFFECTIVE AMENDMENT NO. 6 TO
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

          By order dated November 8, 2000, as corrected by order dated December 1, 2000 issued in this proceeding (collectively, the "Financing Order"), the Commission reserved jurisdiction over the formation and implementation of the Nonutility Money Pool proposed by KeySpan Corporation ("KeySpan") and its nonutility subsidiaries ("Nonutility Subsidiaries"). The proposed Nonutility Money Pool (as defined below)was fully described in the Form U-1 Application/Declaration, as amended, filed in this proceeding.1 KeySpan, on behalf of itself and its other nonutility subsidiaries named in this proceeding, hereby requests that the Commission issue a supplemental order releasing jurisdiction over (i) the formation and implementation of the Nonutility Money Pool and (ii) the participation of the Nonutility Subsidiaries over which the Commission has retained jurisdiction with respect to KeySpan's retention of such subsidiaries under Section 11(b)(1) of the Public Utility Holding Company Act of 1935, as amended (the "Act").2 To facilitate the Commission's review of the request to release jurisdiction over the Nonutility Money Pool and its participants, restated below is the description of the Nonutility Money Pool as it was described in Item I.C.3 of the Application/Declaration. (The description of the Utility Money Pool is also restated below simply to provide the Commission context with respect to the Nonutility Money Pool, as it was originally proposed in the Application/Declaration, however, the Utility Money Pool was approved in the Financing Order without any reservations and is not subject to any additional review under this post-effective amendment.)

          KeySpan respectfully requests release of jurisdiction because, without authorization of the Nonutility Money Pool, the Nonutility Subsidiaries' do not have access to lower cost borrowing through the pool which is problematic with regard to their routine business activities. As described more fully below, the Nonutility Money Pool is designed to provide the Nonutility Subsidiaries with the ability to borrow money at a lower

1  The Non-Utility Money Pool was described in the notice issued by the Commission on September 21, 2000.

2   On November 7, 2001, the Commission issued an order in File No. 70-9641 (the "Merger Order") in which it approved KeySpan's acquisition of Eastern Enterprise. In the Merger Order, the Commission reserved jurisdiction with respect to the retention by KeySpan of the following non-utility subsidiaries: KeySpan Services Inc. and its subsidiaries; ENI Mechanical, Inc. and its subsidiaries; Eastern Enterprises Foundation (which has been dissolved); Eastern Urban Services, Inc.; PCC Land Company, Inc., and Eastern Associated Securities Corp. . As required by the Merger Order, KeySpan will file by June 30, 2001, post-effective amendments setting forth the reasons justifying KeySpan's retention of these companies.

cost than otherwise available from third-parties but with safeguards in place so that the holding company system, and the Utility Subsidiaries,' financial integrity is not jeopardized. In addition, without authorization of the Nonutility Money Pool, KeySpan's ability to loan money to the Nonutility Subsidiaries is hampered. Moreover, the KeySpan Nonutility Subsidiaries over which the Commission has retained jurisdiction should not be foreclosed from participating in the Nonutility Money Pool.3 Until the Commission renders a decision on their retainability, these Nonutility Subsidiaries still need to continue their routine business and, as such, have access to low cost loans through the pool. Their participation in the pool is not harmful because the Nonutility Money Pool proposal and the Commission's jurisdiction with regard to registered holding companies and their subsidiaries provide more than sufficient safeguards to protect against any concerns the Commission may have.

Item 1.C.3 - Authorization and Operation of the Money Pools

          KeySpan and the Utility Subsidiaries4 have authorization to establish the KeySpan System utility money pool (" Utility Money Pool"), and the Utility Subsidiaries obtained authorization to make unsecured short-term borrowings from the Utility Money Pool, to contribute surplus funds to the Utility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool. KED NY and KED LI will be limited to borrowing from the Utility Money Pool only.

          KeySpan and the remaining Subsidiaries, all of which are Nonutility Subsidiaries, hereby request authorization to establish the non-utility money pool ("Nonutility Money Pool"). The Nonutility Money Pool activities of all of the Nonutility Subsidiaries are exempt from the prior approval requirements of the Act under Rule 52.

          KeySpan requests authorization to contribute surplus funds and to lend and extend credit to the Nonutility Subsidiaries through the Nonutility Money Pool.

          KeySpan believes that the cost of the proposed borrowings through the Non utility Money Pool will generally be more favorable to the respective participants than the comparable cost of external short-term borrowings, and the yield to the respective participants contributing available funds to the money pool will generally be higher than the typical yield on short-term investments.

                                 i.   Utility Money Pool

3  For example, KSI will participate in the Nonutility Money Pool. The KSI Companies may not participate in the pool and instead will obtain loans from KSI; such loans and borrowings are permitted under Rule 52.

4  A set forth in the Application/Declaration, the Utility Subsidiaries are: The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York (“KED NY”); KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island (“KED LI”); KeySpan Generation LLC (“KeySpan Generation”); Boston Gas Company (“Boston Gas”); Essex Gas Company (“Essex Gas”); Colonial Gas Company (“Colonial Gas”); and, EnergyNorth Natural Gas, Inc. (“ENGI”).

           Under the approved terms of the Utility Money Pool, short-term funds are available for short-term loans to the Utility Subsidiaries from time to time from the following sources: (1) surplus funds in the treasuries of the Utility Money Pool participants other than KeySpan, (2) surplus funds in the treasuries of KeySpan and the Intermediate Holding Companies,5 and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by KeySpan or the Utility Subsidiaries for loan to the Utility Money Pool ("External Funds"). Funds are made available from such sources in such order as KeySpan Corporate Services LLC ("KCS"),6 as administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool.

          The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall lend funds to the Utility Money Pool is made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See Exhibit H-1 for a copy of the Form of Utility Money Pool Agreement.

          As discussed in more detail below, a separate Nonutility Money Pool will be established by KeySpan with certain Nonutility Subsidiary companies of KeySpan.7 Funds made available by KeySpan for loans through the money pools will be made available first for loans through the Utility Money Pool and thereafter for loans through the Nonutility Money Pool.

          Utility Money Pool participants that borrow will borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of KeySpan and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower will borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

          Borrowings from the Utility Money Pool require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party is required

5  As described in the Application/Declaration, the Intermediate Holding Companies are KeySpan Energy Corporation, Eastern Enterprises and EnergyNorth, Inc.

6  KCS is the KeySpan holding company system’s corporate service company which was approved by the Commission in the Financing Order.

7  Such other subsidiaries consist of each of the Nonutility Subsidiaries including KCS.

to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Utility Money Pool will be made to, and no borrowings through the Utility Money Pool will be made by, KeySpan or the Intermediate Holding Companies.

          The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool will initially be paid by the participant maintaining such line. A portion of such costs -- or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool -- are allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

          If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by the participants for all loans of such Internal Funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

          If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds will be equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate will be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

          In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds will be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

          Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) will ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

          The interest income and investment income earned on loans and investments of surplus funds will be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

          Each participant receiving a loan through the Utility Money Pool is required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. The borrower without premium or penalty may prepay all loans made through the Utility Money Pool.

                              ii.   Nonutility Money Pool

          The Nonutility Money Pool will be operated on the same terms and conditions as the Utility Money Pool, except that KeySpan funds made available to the Money Pools will be made available to the Utility Money Pool first and thereafter to the Nonutility Money Pool. No loans through the Nonutility Money Pool would be made to, and no borrowings through the Nonutility Money Pool would be made by, KeySpan and the Intermediate Holding Companies. See Exhibit H-2 for a copy of the form of Nonutility Money Pool Agreement. All contributions to, and borrowings from, the Nonutility Money Pool are exempt pursuant to the terms of Rule 52 under the Act,8 except contributions and extensions of credit by KeySpan, authorization for which is hereby requested. KeySpan shall undertake to file a post-effective amendment in this proceeding seeking approval to add any additional Nonutility Subsidiary to borrow from the Nonutility Money Pool. KeySpan requests that, without further authorization of the Commission, other current or future Nonutility Subsidiaries may participate in the Nonutility Money Pool as lenders but not as borrowers. Funds not required by the Nonutility Money Pool to make loans (with the exception of funds required to satisfy the Nonutility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts

8  They are exempt under Rule 52(b) because the Nonutility companies participating are not holding companies, public utility companies, investment companies or fiscal or financing agencies of KeySpan. The securities issued pursuant to the Nonutility Money Pool are solely for the purpose of financing the existing business of the respective Nonutility Subsidiary and the interest rates and maturity dates of the debt securities issued are designed to parallel the effective cost of capital of the associate companies participating and issuances of debt to an energy related company under the Nonutility Money Pool arrangements will comply with the Rule 58 provision set forth in Rule 52(b).

with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

                                 iii.  Other Contributions to Money Pools

           KeySpan and the Utility Subsidiaries may contribute funds from the issuance of short-term debt as authorized above to the Utility Money Pool. KeySpan may contribute funds from the issuance of short-term debt to the Nonutility Money Pool and the Nonutility Subsidiaries may contribute funds from the issuance of short-term debt to the Nonutility Money Pool.

                                 iv.  Operation of the Money Pools and Administrative Matters

           Operations of the Utility Money Pool and the Nonutility Money Pool, including record keeping and coordination of loans, will be handled by KCS under the authority of the appropriate officers of the participating companies. KCS will administer the Utility Money Pool and the Nonutility Money Pool on an "at cost" basis and will maintain separate records for each money pool. Surplus funds of the Utility Money Pool and the Nonutility Money Pool may be combined in common short-term investments, but separate records of such funds shall be maintained by KCS as administrator of the pools, and interest thereon shall be separately allocated, on a daily basis, to each money pool in accordance with the proportion that the amount of each money pool's surplus funds bears to the total amount of surplus funds available for investment from both money pools.

                                 v.  Use of Proceeds
           Proceeds of any short-term borrowings by the participants may be used by each such participant (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. The use of proceeds from the financings would be limited to use in the operations of the respective businesses in which such Subsidiaries are already authorized to engage. The authorization sought herein for the Nonutility Money Pool is substantially the same as that given to New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997), Conectiv, Holding Co. Act Release No. 26833 (Feb. 26, 1998), and Scana Corporation, Holding Co. Act Release No. 27135 (February 14, 2000).

Item 5    Exhibits

     H-1     Form of Utility Money Pool Agreement. (Previously filed but a copy is included herein)

     H-2     Form of Nonutility Money Pool Agreement. (Previously filed but a copy is included herein)

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                       KEYSPAN CORPORATION

                                                  /s/
                                       -----------------------------
                                       Steven Zelkowitz
                                       Senior Vice President and General
                                       Counsel